                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13G

                                  Amendment #1

                  Under the Securities and Exchange Act of 1934

                                Otix Global, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    68906N200
                                 (CUSIP Number)

                                 April 30, 2010
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     This Schedule is filed pursuant to Rule 13d-1(b)

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 68906N200

--------------------------------------------------------------------------------
1)   Name of Reporting Person
     Ameriprise Financial, Inc.

     S.S. or I.R.S. Identification No. of Above Person
     IRS No. 13-3180631
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group

     (a) [ ]
     (b) [X]*

* This filing describes the reporting person's relationship with other persons, but the reporting person does not affirm the existence of a group.
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
                     5)   Sole Voting Power

                          -0-
                     -----------------------------------------------------------
                     6)   Shared Voting Power
NUMBER OF SHARES
BENEFICIALLY OWNED        -0-
BY EACH REPORTING    -----------------------------------------------------------
PERSON WITH          7)   Sole Dispositive Power

                          -0-
                     -----------------------------------------------------------
                     8)   Shared Dispositive Power

                          558,340
--------------------------------------------------------------------------------
9)   Aggregate Amount Beneficially Owned by Each Reporting Person

     558,340
--------------------------------------------------------------------------------
10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

     Not Applicable
--------------------------------------------------------------------------------
11)  Percent of Class Represented by Amount In Row (9)

     10.02%
--------------------------------------------------------------------------------
12)  Type of Reporting Person

     CO
--------------------------------------------------------------------------------

CUSIP NO. 68906N200

--------------------------------------------------------------------------------
1)   Name of Reporting Person
     Columbia Management Investment Advisers, LLC

     S.S. or I.R.S. Identification No. of Above Person
     IRS No. 41-1533211
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group

     (a)  [ ]
     (b)  [X]*

* This filing describes the reporting person's relationship with other persons, but the reporting person does not affirm the existence of a group.
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Citizenship or Place of Organization

     Minnesota
--------------------------------------------------------------------------------
                     5)   Sole Voting Power

                          -0-
                     -----------------------------------------------------------
                     6)   Shared Voting Power

NUMBER OF SHARES          -0-
BENEFICIALLY OWNED   -----------------------------------------------------------
BY EACH REPORTING    7)   Sole Dispositive Power
PERSON WITH
                          -0-
                     -----------------------------------------------------------
                     8)   Shared Dispositive Power

                          558,340
--------------------------------------------------------------------------------
9)   Aggregate Amount Beneficially Owned by Each Reporting Person

     558,340
--------------------------------------------------------------------------------
10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

     Not Applicable
--------------------------------------------------------------------------------
11)  Percent of Class Represented by Amount In Row (9)

     10.02%
--------------------------------------------------------------------------------
12)  Type of Reporting Person

     IA
--------------------------------------------------------------------------------

1(a) Name of Issuer:                         Otix Global, Inc.

1(b) Address of Issuer's Principal           4246 S Riverboat Rd., Suite 300
     Executive Offices:                      Salt Lake City, UT 84123

2(a) Name of Person Filing:                  (a) Ameriprise Financial, Inc.
                                                 ("AFI")

                                             (b) Columbia Management Investment
                                                 Advisers, LLC (formerly known
                                                 as RiverSource Investments,
                                                 LLC) ("CMIA")

2(b) Address of Principal Business Office:   c/o Ameriprise Financial, Inc.
                                             145 Ameriprise Financial Center
                                             Minneapolis, MN 55474

2(c) Citizenship:                            (a) Delaware

                                             (b) Minnesota

2(d) Title of Class of Securities:           Common Stock

2(e) Cusip Number:                           68906N200

3    Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):

          (a) Ameriprise Financial, Inc.

     A parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G). (Note:
     See Item 7)

          (b) Columbia Management Investment Advisers, LLC (formerly known as RiverSource Investments, LLC)

     An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

4 Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person.

     AFI, as the parent company of CMIA, may be deemed to beneficially own the shares reported herein by CMIA. Accordingly, the shares reported herein by AFI include those shares separately reported herein by CMIA.

     Each of AFI and CMIA disclaims beneficial ownership of any shares reported on this Schedule.

5    Ownership of 5% or Less of a Class:

     If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

6    Ownership of more than 5% on Behalf of Another Person: Not Applicable

7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

     AFI: See Exhibit I

8    Identification and Classification of Members of the Group:

     Not Applicable

9    Notice of Dissolution of Group:

     Not Applicable

10   Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2010

                                           Ameriprise Financial, Inc.


                                           By /s/ Wade M. Voigt
                                              ----------------------------------
                                           Name: Wade M. Voigt
                                           Title: Director - Fund Administration


                                           Columbia Management Investment
                                           Advisers, LLC


                                           By: /s/ Amy Johnson
                                               ---------------------------------
                                           Name: Amy Johnson
                                           Title: Chief Administrative Officer

                                           Contact Information

                                           Wade M. Voigt
                                           Director - Fund Administration
                                           Telephone: (612) 671-5682

                                  Exhibit Index

Exhibit I Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Exhibit II   Joint Filing Agreement

                                    Exhibit I

                                       to

                                  Schedule 13G

Ameriprise Financial, Inc., a Delaware Corporation, is a parent holding company. The classification and identity of the relevant subsidiaries is as follows:

Investment Adviser - Columbia Management Investment Advisers, LLC (formerly known as RiverSource Investments, LLC), is investment adviser registered under section 203 of the Investment Advisers Act of 1940.

                                   Exhibit II

                                       to

                                  Schedule 13G

                             Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G dated May 10, 2010 in connection with their beneficial ownership of Otix Global, Inc. Columbia Management Investment Advisers, LLC (formerly known as RiverSource Investments, LLC) authorizes Ameriprise Financial, Inc. to execute the Schedule 13G to which this Exhibit is attached and make any necessary amendments thereto.

Ameriprise Financial, Inc.


By: /s/ Wade M. Voigt
    ---------------------------------
    Wade M. Voigt
    Director - Fund Administration


Columbia Management Investment Advisers, LLC


By: /s/ Amy Johnson
    ---------------------------------
    Amy Johnson
    Chief Administrative Officer